SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

November 30, 2022

CONFIDENTIAL

Joseph Kempf

Robert Littlepage

Austin Pattan

Matthew Crispino

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMMRSIV Inc.
Amendment No.3 to Draft Registration Statement on Form F-1
Submitted November 15, 2022
CIK No. 0001936574

Dear Mr. Kempf, Mr. Littlepage, Mr. Pattan and Mr. Crispino,

On behalf of our client, IMMRSIV Inc. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 21, 2022 regarding the Company’s amendment No.3 to draft registration statement on Form F-1 confidentially submitted on November 15, 2022 (the “Amendment No.3 to the Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No.4 to the Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by providing an explanation or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No.4 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., David K. Lee, Linh Hue Lieu,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, Steven C Hsu (New York)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

Amendment No.4 to the Draft Registration Statement

Business

Our Travel and Tourism Market & Offerings, page 65

1.	We note your response to our prior comment 1. Please provide more detailed discussion of the process intended for minting, storage and transfer of the NFTs, and the intended role of the company in those activities.

The Company would like to emphasize that it only has a preliminary business plan to facilitate travelers’ collection of digital souvenirs (e.g. 3D AR objects) in NFT format (the “Souvenir NFTs”) on its travel application, Locomole, but has not entered into any detailed arrangements with any business partner. This preliminary business plan has been disclosed on page 65 of the Amendment No.3 to the Draft Registration Statement in response to the Staff’s Question No.1 in the comment letter dated November 2, 2022. Currently, the Company does not have any immediate action plan in place, especially given the uncertain macro-economic condition.

Pursuant to its preliminary business plan, the Company intends to make the 3D AR objects underlying the Souvenirs NFTs collectible by travelers as part of their travel experience and memories. The collection of 3D AR objects is geo-triggered when a traveler opens the Locomole app for an AR experience while being physically present at a particular location (e.g. a tourist attraction). If the traveler decides to mint a 3D AR object into a Souvenir NFT, the Company may connect Locomole with an external NFT minting application that can mint, store and transfer the Souvenir NFTs. In doing so, the Company plans to create an application programming interface (“API”) to generate an adjacent file with full details of 3D AR objects, and then create another API call to mint the 3D AR objects directly into the distributed ledger technology (“DLT”) network of choice and simultaneously create a custodian wallet for users to hold the freshly minted Souvenir NFTs. During this process, the Company may charge a service fee, which is purely for the technology service it provides in facilitating the minting of the Souvenir NFTs. The Company intends the Souvenir NFTs themselves to have no value at all, and plans to prominently disclaim any implied or inherent value accruing or inuring to the Souvenir NFTs. The Company does not plan to establish a market place for, or otherwise engage in or facilitate, transactions involving the Souvenir NFTs.

2.	Please supplementally provide us with a detailed legal analysis of whether the NFTs to be created on your platform are securities pursuant to Section 2(a)(1) the Securities Act of 1933. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis please address not only the instruments themselves but also your role in the operation of the marketplace and whether it involves facilitating or engaging in transactions in unregistered securities.

The Company reiterates that its preliminary business plan regarding the Souvenir NFTs is still at the conceptual stage without detailed arrangements in place. Before integrating any Souvenir NFT on its apps, the Company will consult its external legal counsel and assess whether the Souvenir NFTs are deemed “securities” within the meaning of the U.S. federal securities laws based on the ever-evolving rules and regulations relating to digital assets. If there is a substantive risk that the Souvenir NFTs could be deemed securities, the Company will (i) implement procedures to ensure that the Souvenir NFTs are minted, stored or transferred (if applicable) in compliance with all applicable laws and regulations, or (ii) abandon its plan to integrate Souvenir NFTs on its apps. The following legal analysis is based on the Company’s preliminary business plan, which is subject to compliance review before being implemented.

Section 2(a)(1) of the Securities Act defines a “security” as “any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, reorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security or, in general, any interest or instrument commonly known as a “security.”1

The Commission has taken the position that many digital assets are securities under the Securities Act and the Exchange Act because they are investment contracts. Nevertheless, NFTs are unique digital assets that, unlike cryptocurrency tokens, cannot be exchanged for one another. They provide an immutable record of ownership of the digital asset using DLT, such as recordation on a blockchain. What constitutes an investment contract is determined based on the test articulated by the U.S. Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293 (1946) (“Howey”).2

A.	Howey Analysis

Beginning with Howey, federal courts and the Commission have defined an “investment contract” to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the reasonable expectation of profits (4) solely (or, according to the lower courts, primarily)3 from the efforts of others (the “Howey Test”). In 2019, the SEC Strategic Hub for Innovation and Financial Technology released the “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Framework”)4 that provides a detailed framework for the analysis of the status of digital assets. For the reasons set forth below, the Company believes that the Souvenir NFTs are not “investment contracts” under the Howey Test and should not be considered “securities” within the meaning of Section 2(a)(1) of the Securities Act.

(1)	Investment of Money

The first prong of the Howey Test is investment of money. This is often satisfied in an offer and sale of digital assets, because many types of digital assets are purchased or otherwise acquired in exchange for value, whether in the form of fiat currency or another type of digital assets as consideration.5 The Commission has taken the position that the investment does not have to be in the form of “money”, but can be “any specific consideration in return for a separate financial interest with the characteristics of a security.”6

[1]	Securities Act of 1933 §2(a)(1).
[2]	SEC v. W.J. Howey Co., 328 U.S. 293 (1946).
[3]	SEC v. Glenn Turner, 474 F.2d 476, 482 (9th Cir. 1973), cert. denied 414 U.S. 821 (1973); “[T]he word ‘solely’ should not be construed as a literal limitation; rather, we ‘consider whether, under all the circumstances, the scheme was being promoted primarily as an investment or as a means whereby participants could pool their own activities, their money and the promoter’s contribution in a meaningful way’.” United States v. Leonard, 529 F.3d 83, 88 (2d Cir. 2008) (quoting SEC v. Aqua-Sonic Prods Corp., 687 F. 2d 577, 582 (2d Cir. 1982).
[4]	“Framework for ‘Investment Contract’ Analysis of Digital Assets”, SEC Strategic Hub for Innovation and Financial Technology (April 3, 2019), available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.
[5]	Id.
[6]	International Brotherhood of Teamsters v. Daniel, 439 U.S. 551, 559 (1979).

The Company intends to make the 3D AR objects underlying the Souvenirs NFTs collectible by travelers as part of their travel experience and memories. If the traveler decides to mint a 3D AR object into a Souvenir NFT, the Company may facilitate the minting through an external application and charge service fees. However, the Souvenir NFTs are created by third parties and have no value. Therefore, there is no exchange of money or any other item of value that would constitute “investment of money” under the Howey Test.

(2)	Common Enterprise

The second prong of the Howey Test requires a common enterprise. Most courts have interpreted this to require horizontal commonality, involving a pooling of assets from multiple investors all sharing in the profits and risks of the enterprise.7 Some courts have held that vertical commonality is sufficient to find a common enterprise, where the investor’s fortunes are tied to the issuer’s success rather than that of similarly situated investors.8

The Company intends the Souvenir NFTs to be obtained by travelers for the sole purpose of individual collection, without any link to the profits or losses of any other holders of the Souvenir NFTs or the Company or any third-party issuers of the Souvenir NFTs (if applicable). There is no horizontal or vertical commonality among the holders of the Souvenir NFTs or the Company or any third parties and therefore, no “common enterprise” under the Howey Test.

(3)	Reasonable Expectation of Profits

The third prong under the Howey Test is the reasonable expectation of profits. For certain types of NFTs, especially those with underlying tangible collectibles, a purchaser might acquire a NFT for the purpose of seeking profits in the secondary market.9

The Company intends the Souvenir NFTs to have no value at all. The Company plans to prominently disclaim on its website and apps any implied or inherent value accruing or inuring to the Souvenir NFTs. The Souvenir NFTs do not entitle any holder to any revenue generated by the Company or any third party, nor is there any secondary market established by the Company or any third party for transactions of the Souvenir NFTs. Therefore, holders of the Souvenir NFTs should not have any reasonable expectation of profits under the Howey Test.

(4)	Efforts of Others

The fourth prong under the Howey Test requires the profits to be primarily derived from the efforts of others. “Price appreciation resulting solely from external market forces (such as general inflationary trends or the economy) impacting the supply and demand for an underlying asset generally is not considered ‘profit’ under the Howey Test.”10

[7]	See, e.g., Revak v. SEC Realty Group, 18 F.3d 81 (2d Cir. 1994).
[8]	See, e.g., Long v. Schultz Cattle Co., 881 F.2d 129 (5th Cir. 1989).
[9]	“The main issue in analyzing a digital asset under the Howey Test is whether a purchaser has a reasonable expectation of profits (or other financial returns) derived from the efforts of others. A purchaser may expect to realize a return through participating in distributions or through other methods of realizing appreciation on the asset, such as selling at a gain in the secondary market.” “Framework for ‘Investment Contract’ Analysis of Digital Assets”, SEC Strategic Hub for Innovation and Financial Technology (April 3, 2019), available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.
[10]	Id.

Even if holders of the Souvenir NFTs have any expectation of profits, for instance, from a secondary market developed by a third party, the potential profits (if any) are derived from the uniqueness and scarcity of the Souvenir NFTs rather than from the efforts of others. While aiming to facilitate the collection of the Souvenir NFTs on its apps, the Company does not plan to develop, manage or operate the functionality of the Souvenir NFTs or otherwise have any role in making decisions about the rights the Souvenir NFTs represent. The Souvenir NFTs are expected to be stored on a blockchain, which by nature is a decentralized network that does not require management of any particular party. There should be no active efforts from the Company and its business partners to grow the value of, or support a market for, the Souvenir NFTs under the Howey Test.

B.	Gary Plastic

In Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985) (“Gary Plastic”), the court found that certificates of deposit (“CDs”) were not securities, but that a program designed by a broker-dealer and its efforts of “investigating issuers, marketing the CDs, and creating a secondary market” created an “investment contract” under Howey. Key elements of the court’s reasoning were that (i) “[p]laintiff’s investment in the CD Program was motivated by the expectation of a return of cash investment, the potential for price appreciation due to interest rate fluctuations, and the liquidity of these highly negotiable instruments”, (ii) the plaintiff relied on the broker-dealer’s solvency and the broker-dealer was, other than the issuing banks, not subject to federal banking regulation, so that “[l]ike the holder of an ordinary long-term obligation, the CD Program investor assumes the risk of insolvency of defendants as unregulated borrowers”, and (iii) because of the foregoing and the fact that the “new CDs [carried] interest rates lower than [banks] pay their direct customers”, the program created a new security.11 The former director of the Commission’s Division of Corporation Finance, William Hinman, in his June 2018 remarks referenced Gary Plastic to illustrate the view that a digital asset itself may not be a security, but “the way it is sold – as part of an investment; to non-users; by promoters to develop the enterprise – can be, and, in that context, most often is, a security – because it evidences an investment contract.”12

The Company believes that the way the Souvenir NFTs are distributed is clearly distinguished from Gary Plastic. The Souvenir NFTs are geo-triggered and awarded to travelers for the sole purpose of their individual collection. The Company does not rely on the Souvenir NFTs to generate substantive revenues or raise capital, but rather plans to explicitly disclaim their value. There is no secondary market established by the Company or any third party for transactions of the Souvenir NFTs. The Company believes that the way the Souvenir NFTs are distributed does not evidence an investment contract and Gary Plastic is inapplicable.

[11]	See id., at 240-2.
[12]	See William Hinman, Director, Division of Corporation Finance, SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018), https://www.sec.gov/news/speech/speech-hinman-061418.

C.	Other Enumerated Section 2(a)(1) Securities

The Souvenir NFTs only represents the right to own the corresponding 3D objects in NFT format as part of travel experience and memories. Holders of the Souvenir NFTs will not have any of the following rights:

●	Right to receive, share or participate in royalties, dividends, profits, distributions or payments of any kind (including any repayment of indebtedness or deposits, whether as obligor, guarantor or depositor, or exchange of cash flows, liabilities, or currencies);
●	Right to participate in any governance activities such as voting;
●	Right to receive a fractionalized interest in an underlying asset;
●	Any put, call, straddle, option or privilege on any security, certificate of deposit or group of index of securities (including any interest therein or based on the value thereof);
●	Any put, call straddle, option or privilege entered into on a national securities exchange relating to foreign currency or in general any interest or instrument commonly known as a security; or
●	Right to receive any certificate for receipt for, guarantee of or warrant or right to subscribe to or purchase any of the foregoing.

Therefore, the Souvenir NFTs are not “securities” as enumerated under Section 2(a)(1) of the Securities Act.

***

If you have any questions regarding the Amendment No.4 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Png Bee Hin, Chairman of the Board and Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Ahmed Mohidin, Partner, Paris, Kreit & Chiu CPA LLP
Fang Liu, Esq., Partner, VCL Law LLP